Exhibit 4.6

CONVERTIBLE LOAN AGREEMENT

THIS CONVERTIBLE LOAN AGREEMENT (this “Agreement”), is made as of the 14 day of April, 2016, by and among (i) RADA ELECTRONIC INDUSTRIES Ltd., a company organized under the laws of the State of Israel (the “Company”), and (ii) DBSI INVESTMENTS LTD. a company organized under the laws of the State of Israel (the “Investor”).

W I T N E S E T H:

WHEREAS, the Company has entered into that certain Standstill Agreement by and between the Company and certain Lenders (as defined therein) dated as of February 1, 2013 as amended from time to time (the "Standstill Agreement");

WHEREAS, the Company needs to repay the Lenders of the Standstill Agreement on or before August 31, 2016; and

WHEREAS, the Company and the Investor have entered into that certain Purchase Agreement dated as of the date hereof (the "Purchase Agreement")

WHEREAS, in order to enable the Company to repay the Lenders under the Standstill Agreement, the Investors are willing to make a convertible loan available to the Company on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the parties hereby agree as follows:

Any capitalized term used in this Agreement, but not otherwise defined, shall have the meaning ascribed to such term in this Purchase Agreement.

1.	Loan.

1.1.
Loan Amount. The Investor hereby agrees and undertakes, upon a Call Event (as defined below) and in any event not later than three (3) business days following such Call Event, to wire to the Company an aggregate amount of up to US$ 3,175,000 (the “Principal Loan Amount”). At the Call Event, the Investor will transfer to the Company the Principal Loan Amount, by wire transfer of immediately available United States Dollars. The Company may instruct the Investor to wire the said amount directly to the Lenders.

1.2.
Term. Except if an Event of Default has occurred, the Loan Amount will be convertible during a period commencing as of the Call Event Date and ending on the Final Date (“Term”), in accordance with the provisions set forth herein.

1.3.
Interest. The Principal Loan Amount shall bear interest at an annual interest rate of the 1-year USD LIBOR in effect from time to time plus 6% from the actual disbursement of the Principal Loan Amount and until the date of repayment or conversion thereof (the “Interest”, and together with the outstanding Principal Loan Amount the, “Loan Amount”). Interest shall be paid on a quarterly basis, and shall include VAT, as required by law, which will be paid to the Investor against duly VAT invoice issued by the Investor and delivered to the Company prior to each payment on account of Interest.

2.	Special Committee and Call Event.

The Call Event.  Subject to the Closing of the Purchase Agreement, the Investor shall cause the transfer of the Principal Loan Amount by wire transfer to the Company's account )as designated by the Company) upon the earlier of (i) the resolution in writing of a special committee of the Board of Directors of the Company, composed of independent directors who shall initially be Ilan Sigal, and Nurit Mor, and Alon Dumanis (unless any of the above is no longer an independent director of the Company), appointed for that purpose by the Board to call on the Principal Loan Amount from the Investor, or (ii) the date on which the Investor has elected to transfer the Principal Loan Amount to the Company (each a "Call Event" and the date of such Call Event shall be hereinafter referred to as the "Call Event Date"). In no event shall the Call Event Date be on or after August 31, 2016 ("Last Call Event Date"), unless an Event of Default has occurred and has been cured within 45 days following the Last Call Event Date, in which case the Last call Event Date shall be extended to 7 days following the date of such cure.

3.	Repayment.

3.1.
During the Term, the Company shall have the right, but not the obligation, to repay the Loan Amount in full or any part thereof. In the event that the Company wishes to repay the Loan Amount or any part thereof (the "Repayment Amount") before the Final Date (as defined hereinafter), the Company shall give a written notice to the Investor of its intentions to repay the Repayment Amount (the "Repayment Notice"). The Investor will have 10 business days following the Repayment Notice to elect to convert the Repayment Amount (the "Conversion Amount"), in accordance with Section 4.1 below, by giving notice to the Company of its intention to do so (the "Conversion Notice"). In the event that the Investor does not send the Conversion Notice, the Company may repay the portion of the Repayment Amount which was not converted by the Investor.

3.2.
Upon occurrence of an Event of Default prior to Final Date, the then remaining Loan Amount will be immediately due and payable in cash to the Investor (to the extent not converted theretofore) in priority over payment of any dividends or any debts due by the Company to its shareholders solely by virtue of their shareholdings in the Company.

4.	Conversion.

4.1.
Voluntary Conversion.  During the Term, the Investor shall have the right, but not the obligation, at its sole discretion, to convert the then remaining Loan Amount into ordinary shares, par value NIS 0.015 (the "Ordinary Shares"), at a price per share equal to the lower of: (i) $1.2, or (ii) a five percent (5%) discount to the FMV (as defined below) (the "Conversion Price"). In each case, the Conversion Price shall be adjusted from time to time to reflect any bonus shares, combinations or splits with respect to the Ordinary Shares or other similar recapitalization affecting such share. "FMV" shall mean the average of the closing prices of the Company's Ordinary Shares over the 5 consecutive trading days ending on the last trading day (inclusive) prior to the date of conversion.

4.2.
Conversion upon Final Date. If the Loan Amount has not been converted or repaid in full by the Final Date, the then remaining Loan Amount will be due in full to the Investor on the Final Date, unless the Investor elects, prior to the Final Date, to convert the Loan Amount into Ordinary Shares at a price per share equal to the Conversion Price.

4.3.	No Fractional Shares. No fractional shares shall be issued to the Investor, and the number of shares issuable upon conversion of the Loan Amount shall be rounded to the nearest whole number.

4.4.
Effect of Repayment or Conversion.  Upon repayment or conversion in full of the Loan Amount pursuant to and in accordance the terms of this Agreement, the Loan Amount shall be deemed to have been satisfied and repaid in full.

4.5.
VAT.  The VAT applicable to the conversion of the Interest shall be paid in cash by the Company to the Investor within 5 days following the Conversion and against VAT invoice duly issued by the Investor and delivered to the Company.

4.6.	Notwithstanding anything to the contrary, in no event shall the conversion of the Loan Amount result in the Investor holding more than 90% of the share capital of the Company.

5.	Covenants.

5.1.	Use of Proceeds. The Company will use the proceeds of the Loan Amount solely in order to repay the Lenders under the Standstill Agreement.

5.2.	Fees and Expenses. Each party hereto shall bear and be responsible for its own expenses and the taxes attributable to it, if any, in connection with the transactions contemplated under this Agreement.

6.	Miscellaneous.

6.1.	Definitions. For purposes of this Agreement:

 “Event of Default” means the occurrence of any of the following, that has not been cured within any applicable cure period set forth below or otherwise waived by the Investor: (i) the Company shall commence any liquidation proceeding with respect to itself, an involuntary liquidation proceeding shall be filed against the Company, or a custodian, receiver, trustee, assignee for the benefit of creditors, or other similar official, shall be appointed to take possession, custody or control of all or substantially all of the properties of the Company, and such involuntary insolvency proceeding, petition or appointment is acquiesced to in writing by the Company or is not dismissed within forty five (45) days; (ii) the dissolution, winding up or liquidation of the Company or cessation of all or substantially all of the business operations of the Company for a period of more than forty-five (45 days); or (iii) the Company shall adopt any corporate resolution for the purpose of effecting, approving, or consenting to any of the foregoing;

“Final Date” means the date which is thirty six (36) months from the Call Event Date, subject to amendment as set forth in Section 1.6.4;

6.2.
Further Assurances. Each of the parties hereto shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the parties as reflected thereby.

6.3.
Governing Law; Jurisdiction. This Agreement shall be governed by and construed solely in accordance with the laws of the State of Israel, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.  Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of any competent court of the district of Tel-Aviv-Jaffa, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Israel for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process.

6.4.
Successors and Assigns; Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any party hereto without the prior written consent of the other party hereto, and any such assignment without such prior written consent shall be null and void, except that this Agreement or any of the rights, interests or obligations under this Agreement may be assigned by the Investor to any of its Affiliates. Subject to the foregoing, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

6.5.
Entire Agreement; Amendment and Waiver. This Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings both written and oral, among the parties with respect to the subject matter hereof. Except as otherwise stated, this Agreement may not be amended other than by a written instrument signed by the Investor and the Company. At any time prior to the Closing of the Purchase Agreement, the Investor or the Company, as the case may be, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations of the other party hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the covenants, agreements or conditions for the benefit of such party contained herein.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

6.6.
Notices, etc. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial messenger or courier service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with electronic confirmation of complete transmission) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to the Investor, to:

85 Medinat Hayehudim St., Herzliya, Israel
Attention: Nir Cohen
Telephone No.: 09-9514151
Email: ncohen@dbsi.co.il

with a mandatory copy to:

Meitar Liquornik Geva Leshem Tal, Law Offices
16 Abba Hillel Road Ramat Gan 52506 Israel
Attention:             Asaf Harel, Advocate
Telephone No.:    (972)-(3)-610-3100
Facsimile No.:       (972)-(3)-6103-111
Email: aharel@meitar.com

if to the Company, to:

Rada Electronic Industries Ltd.
7 Giborei Israel St.. Netanya 4250407, Israel
Attention:             Chief Executive Officer
Telephone No.:    (972)-(9)-892111
Facsimile No.:       (972)-(9)- 8855885
Email: zvika.alon@rada.com

with a mandatory copy to:

S. Friedman & Co., Advocates
2 Weizman St., Tel-Aviv 64239, Israel
Attention:             Sarit Molcho, Advocate
Telephone No.:    (972)-(3)-6931931
Facsimile No.:       (972)-(3)-6931930
Email: saritm@friedman.co.il

6.7.
Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party upon any breach or default under this Agreement, shall be deemed a waiver of any other breach or default theretofore or thereafter occurring.  Any waiver, permit, consent, or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. Except as otherwise limited herein, all remedies, either under this Agreement or by law or otherwise afforded to any of the parties, shall be cumulative and not alternative.

6.8.
Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto.  The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

6.9.
Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart and that signatures may be provided by facsimile or other means of electronic transmission.

6.10.
Third Party Beneficiary.  It is hereby agreed that Faith Central Development Limited (which is one of the Lenders) ("FCD") shall be a third party beneficiary of this Agreement and the Company's rights hereunder. In the event that the Company has not repaid FCD the balance of the Loan Amounts (as defined in the Standstill Agreement) by August 20, 2016 then FCD shall have the right to exercise the rights granted to the Company hereunder and declare a Call Event, by giving written notice to the Company and the Investor to this effect (the 'FCD Notice").  Except as expressly set forth herein, this Agreement shall not confer any rights or remedies upon any Person other than the parties hereto and their respective successors, assigns personal representatives, heirs and estates, as the case may be.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF the parties have signed this Convertible Loan Agreement as of the date first hereinabove set forth.

Rada Electronic Industries Ltd. By: ________________________________________ Name: Title:

IN WITNESS WHEREOF the parties have signed this Convertible Loan Agreement as of the date first hereinabove set forth.

DBSI Investments Ltd. By: ________________________________________ Name: Title:

7

Faith Central Development Limited on behalf of the Lenders under the Standstill Agreement hereby receives and acknowledges its rights under this Convertible Loan Agreement as of the date first hereinabove set forth. Faith Central Development Limited hereby confirms that simultaneously with the execution of this acknowledgement it has executed and deposited in escrow with Adv. Rona Bergman a letter addressed to the Israeli Registrar of Companies regarding the release of the Second Degree Floating Charge securing the repayment of the Loan Amount and that it instructed Adv. Bergman to deliver such document to the Company immediately after it confirms to Adv. Bergman the full repayment of the Loan Amount.

Faith Central Development Limited By: ________________________________________ Name: Title: